ANNEX 2 — ANNOUNCEMENTS

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
4 August to 21 September 2012

National Grid plc (‘National Grid’)

21 September 2012

Director’s Other Appointment

In accordance with Listing Rule 9.6.14(2), National Grid notes the announcement, earlier today, by AMEC plc that our Non-executive Director Linda Adamany is to be appointed to its board on 1 October 2012 as a non-executive director.

Contact: D C Forward, Assistant Secretary
0207 004 3226

Monday, 17 September 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that today 41,403 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 17 September 2012 consists of 3,768,040,842 ordinary shares, of which 130,015,095 are held as treasury shares; leaving a balance of 3,638,025,747 shares with voting rights.

The figure of 3,638,025,747 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Amy Bailey
Company Secretarial Assistant
020 7004 3213

National Grid plc (“NG”)

7th September 2012

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through ACS HR Solutions UK Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 41,037 NG ordinary shares under the scheme was confirmed by the Trustee today, the shares having been purchased in the market today, at a price of 694.2214 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	18 Ordinary Shares

Andrew Bonfield	18 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,156,547 Ordinary Shares

Andrew Bonfield	767,176 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

Thursday, 6 September 2012

National Grid plc (National Grid)

Notification of Major Interest in National Grid Ordinary Shares

National Grid yesterday received a notification on Form TR-1 from The Capital Group Companies, Inc. that its total interest in National Grid voting ordinary shares was, at 3 September 2012, 12.14% (441,805,462 shares).

This notice is given in fulfilment of National Grid’s obligations under the FSA’s Disclosure and Transparency Rules.

Arit Amana
Company Secretarial Assistant
020 7004 3116

National Grid plc (‘NG’)
5 September 2012
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Block Listing Interim Return
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NB: References are to NG Ordinary shares of 11 17/43p.

1. Name of Company	National Grid plc

2. Name of Scheme	Employee Shareschemes

3. Period	1 March 2012 to 31 August 2012

4. Shares not issued at end of last period:	1,289,177

5. Shares issued/allotted during period:	Nil

6. Balance not yet issued/allotted at end of period and currently:	1,289,177

7. No. of shares originally listed and date of admission:
On 1 August 2005, following
NG’s capital consolidation, a
total of 2,712,727,627 New
Ordinary Shares of
 11 17/43
 pence were in issue.
As at 31 August 2012, total
shares in issue were
3,768,040,842 of which
130,081,096 are held as
treasury shares, leaving a
balance of 3,637,959,746
shares with voting rights.

Note: Sharescheme operations continue to be satisfied by transfer of treasury shares, hence a further nil return.
—
Arit Amana
Company Secretarial Assistant
020 7004 3116

4 September 2012

National Grid plc (‘National Grid’)

Notification of Directors’ Interests on Appointment

Following the announcement of Mark Williamson’s appointment to the Board with effect from 3 September 2012, National Grid announces that he has notified his interest in a total of 4,726 National Grid plc ordinary shares.

Additionally, in accordance with LR 9.6.13R (3) Mark Williamson has advised that he is a director of International Power Middle East Finance and International Power Humboldt which entered members’ voluntary liquidation on 23 January 2012.

National Grid confirms that no further information is required to be disclosed pursuant to LR 9.6.13R of the Listing Rules of the UK Financial Services Authority in relation to the appointment of Mark Williamson as a Director of National Grid plc.

 CONTACT

Alice Morgan
Assistant Company Secretary

0207 004 3228

4 September 2012

National Grid plc (‘National Grid’)

Director’s Other Appointment

In accordance with Listing Rule 9.6.14(2), National Grid notes that with effect from 14 August, Philip Aiken was appointed as a non-executive director of Essar Oil Limited, listed on the Bombay Stock Exchange and National Stock Exchange of India.

Contact

Alice Morgan
Assistant Company Secretary

0207 004 32

Tuesday, 4 September 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that late yesterday 24,598 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 4 September 2012 consists of 3,768,040,842 ordinary shares, of which 130,056,498 are held as treasury shares; leaving a balance of 3,637,984,344 shares with voting rights.

The figure of 3,637,984,344 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Arit Amana
Company Secretarial Assistant
020 7004 3116

Monday, 3 September 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid’s registered capital at 31 August 2012 consisted of 3,768,040,842 ordinary shares, of which 130,081,096 are held as treasury shares, leaving a balance of 3,637,959,746 shares with voting rights.

The figure of 3,637,959,746 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Robin Kerner
Assistant Secretary- Share Schemes
020 7004 3223

Wednesday, 22 August 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that today 12,102 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 22 August 2012 consists of 3,768,040,842 ordinary shares, of which 130,081,096 are held as treasury shares; leaving a balance of 3,637,959,746 shares with voting rights.

The figure of 3,637,959,746 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Amy Bailey
Company Secretarial Assistant
020 7004 3213

Tuesday, 21 August 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that today 10,524 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 21 August 2012 consists of 3,768,040,842 ordinary shares, of which 130,093,198 are held as treasury shares; leaving a balance of 3,637,947,644 shares with voting rights.

The figure of 3,637,947,644 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Amy Bailey
Company Secretarial Assistant
020 7004 3213

Monday, 20 August 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that today 87,060 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 20 August 2012 consists of 3,768,040,842 ordinary shares, of which 130,103,722 are held as treasury shares; leaving a balance of 3,637,937,120 shares with voting rights.

The figure of 3,637,937,120 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Amy Bailey
Company Secretarial Assistant
020 7004 3213

National Grid plc (‘National Grid’)
15th August 2012

Notification of Directors’ Interests
- Dividend Reinvestment

National Grid earlier today received notification from the Trustee, that Steve Holliday became interested in a total of 1,102 shares held under the National Grid Share Matching Scheme, allotted today under the terms of the National Grid plc Scrip Dividend Scheme (the ‘Scheme’) at the Scrip Dividend Reference Price of 651.1p per share.

National Grid also received notification from the investment manager of Sir Peter Gershon’s personal pension scheme of having received a further 568 shares allotted today under the terms of the Scheme at the Scrip Dividend Reference Price of 651.1p per share. And his ISA manager has notified the purchase, today, of 125 shares at 697.8p.

The Directors total interests after these changes are:

Director	Total interest after event
Steven Holliday	2,156,529

Sir Peter Gershon	41,100

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Contact: D C Forward, Assistant Secretary
0207 004 3226

Wednesday, 15 August 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid confirms that, following the issue of 67,091,300 ordinary shares earlier today, in relation to the operation of the Scrip Dividend Scheme for the 2011/12 final dividend, National Grid’s registered capital from 15 August 2012 consists of 3,768,040,842 ordinary shares, of which 130,190,782 shares are held as treasury shares; leaving a balance of 3,637,850,060 shares with voting rights.

The figure 3,637,850,060 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana

Company Secretarial Assistant

020 7004 3116

National Grid plc (“NG”)

7th August 2012

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through ACS HR Solutions UK Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 41,977 NG ordinary shares under the scheme was confirmed by the Trustee earlier today, the shares having been purchased in the market, today, 7th August, at a price of 682.5 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	18 Ordinary Shares

Andrew Bonfield	19 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,155,427 Ordinary Shares

Andrew Bonfield	767,158 Ordinary Shares

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Contact: D C Forward, Assistant Secretary, (0207 004 3226).